Exhibit 8.1

LIST OF SUBSIDIARIES

We have the following significant subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Eltek Europe Ltd.	United Kingdom	100%
En-Eltek Netherlands 2002 B.V	Netherlands	100%
Kubatronik Leiterplatten GmbH	Germany	76%